File No. 812-13731

Before the

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________________________

In the Matter of

FIDELITY ABERDEEN STREET TRUST, et al.

82 Devonshire Street

Boston, Massachusetts 02109

FIDELITY MANAGEMENT & RESEARCH COMPANY

82 Devonshire Street

Boston, Massachusetts 02109

STRATEGIC ADVISERS, INC.

82 Devonshire Street

Boston, Massachusetts 02109

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), 17(b) AND 17(d) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

____________________________________________________________

May 11, 2012

____________________________________________________________

Please direct all communications regarding this application to:

Joseph R. Fleming, Esquire Dechert LLP 200 Clarendon Street, 27th Floor Boston, MA 02116	Scott C. Goebel, Esquire General Counsel Fidelity Management & Research Company 82 Devonshire Street, V10E Boston, Massachusetts 02109

Page 1 of 37 Pages, including Exhibits.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

IN THE MATTER OF

Fidelity Aberdeen Street Trust; Fidelity Advisor Series I; Fidelity Advisor Series II; Fidelity Advisor Series IV; Fidelity Advisor Series VII; Fidelity Advisor Series VIII; Fidelity Beacon Street Trust; Fidelity Boylston Street Trust; Fidelity California Municipal Trust; Fidelity California Municipal Trust II; Fidelity Capital Trust; Fidelity Central Investment Portfolios LLC; Fidelity Central Investment Portfolios II LLC; Fidelity Charles Street Trust; Fidelity Colchester Street Trust; Fidelity Commonwealth Trust; Fidelity Commonwealth Trust II; Fidelity Concord Street Trust; Fidelity Contrafund; Fidelity Court Street Trust; Fidelity Court Street Trust II; Fidelity Covington Trust; Fidelity Destiny Portfolios; Fidelity Devonshire Trust; Fidelity Financial Trust; Fidelity Garrison Street Trust; Fidelity Hanover Street Trust; Fidelity Hastings Street Trust; Fidelity Hereford Street Trust; Fidelity Income Fund; Fidelity Investment Trust; Fidelity Magellan Fund; Fidelity Massachusetts Municipal Trust; Fidelity Money Market Trust; Fidelity Mt. Vernon Street Trust; Fidelity Municipal Trust; Fidelity Municipal Trust II; Fidelity New York Municipal Trust; Fidelity New York Municipal Trust II; Fidelity Newbury Street Trust; Fidelity Oxford Street Trust; Fidelity Phillips Street Trust; Fidelity Puritan Trust; Fidelity Revere Street Trust; Fidelity Salem Street Trust; Fidelity School Street Trust; Fidelity Securities Fund; Fidelity Select Portfolios; Fidelity Summer Street Trust; Fidelity Trend Fund; Fidelity Union Street Trust; Fidelity Union Street Trust II; Variable Insurance Products Fund; Variable Insurance Products Fund II; Variable Insurance Products Fund III; Variable Insurance Products Fund IV; Variable Insurance Products Fund V; Fidelity Management & Research Company; and Strategic Advisers, Inc.

82 Devonshire Street
Boston, Massachusetts 02109

File No. 812-13731

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE PROVISIONS OF SECTIONS 18(f) AND 21(b), UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1), UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3) AND UNDER SECTION 17(d) AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS

INTRODUCTION

Fidelity Management & Research Company ("FMR Co."); Strategic Advisers, Inc. ("SAI" and together with FMR Co. and any person controlling, controlled by, or under common control with FMR Co., "FMR"); the undersigned investment companies (each a "Trust" and collectively, the "Trusts") and each series thereof; and each registered open-end management investment company or series thereof that in the future is advised or sub-advised by FMR Co., SAI or another FMR entity (together with each series of the Trusts, each a "Fund" and collectively, the "Funds," and together with FMR and the Trusts, the "Applicants") have received an order under Section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from Sections 18(f) and 21(b), under Section 12(d)(1)(J) of the Act granting an exemption from Section 12(d)(1), under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(3), and under Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint arrangements (the "Current Order").1 Applicants are seeking an order of the Securities and Exchange Commission (the "Commission") that would (i) amend the Current Order by amending Conditions 1 and 2 (the "Rate Conditions") of the Current Order to update the formula under which the interest rate for interfund lending (the "IFL Rate") is calculated and (ii) grant an exemption from Section 17(a) of the Act.2

I. BACKGROUND

A. Applicants

Each of the Trusts is registered under the Act as an open-end management investment company and is organized as a business trust or limited liability company formed under the laws of The Commonwealth of Massachusetts or the State of Delaware, as applicable. The Trusts have combined net assets of approximately $1.6 trillion as of February 29, 2012. Each Trust has a currently effective registration statement under the Act, and all but Fidelity Central Investment Portfolios LLC, Fidelity Central Investment Portfolios II LLC, Fidelity Garrison Street Trust and Fidelity Revere Street Trust have securities that are registered under the Securities Act of 1933.

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1 Colchester Street Trust, et al., Investment Company Act Release Nos. 24563 (Jul. 24, 2000) (notice) and 24602 (Aug. 21, 2000) (order).

2 All existing investment companies or series thereof advised by FMR that are currently participating in the IFL Program have been named as Applicants (included in the term "Funds"). Any other existing or future investment companies or series thereof advised by FMR that rely on the order will comply with the terms and conditions of the application ("Application").

FMR Co., SAI or another FMR entity serves as investment adviser or sub-adviser for each of the Funds pursuant to written advisory agreements with the Trusts or investment adviser, as applicable ("Advisory Agreements"). FMR Co. and SAI are investment advisers registered under the Investment Advisers Act of 1940 ("Advisers Act"). Any investment adviser to the Funds will be registered under the Advisers Act or exempt from registration.

B. Cash Management Orders

In 1981, certain of the Applicants obtained an order exempting them from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit the Funds to establish a joint account ("FICASH") for investing in certain repurchase agreements.3 The November 1981 Order was supplemented to allow the creation of additional joint trading accounts that could invest in instruments with longer maturities.4 During each trading day, the Funds' cash balances may be deposited in FICASH. Through FICASH, these cash balances are invested in one or more large, short-term repurchase agreements. FMR invests these cash balances as part of its duties under its Advisory Agreements and does not charge any additional fees for this service.

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3 Daily Money Fund, et al., Investment Company Act Release Nos. 11962 (Sept. 29, 1981) (notice) and 12061 (Nov. 27, 1981) (order) (the "November 1981 Order").

4 Daily Money Fund, et al., Investment Company Act Release Nos. 19594 (July 26, 1993) (notice) and 19647 (Aug. 23, 1993) (order) (together with the November 1981 Order hereafter collectively referred to as the "FICASH Orders").

In January 1990, certain of the Applicants obtained an order under Sections 6(c) and 17(b) of the 1940 Act granting exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(3), 17(d), 18(f), and 21(b) of the 1940 Act, and under Rule 17d-1 to permit certain joint transactions (the "IFL Order").5 The IFL Order was obtained to permit the Funds to enter into master loan agreements allowing them to lend money to each other for up to seven days through a credit facility administered by FMR (the "IFL Program"). The IFL Program enables the Funds to lend money to each other for temporary purposes, such as when redemptions exceed anticipated levels. The IFL Program is designed both to reduce the cost of borrowing for the Funds and enhance the lending Funds' ability to earn higher rates of interest on investment of their short-term balances. The original Rate Conditions in the IFL Order specified that the IFL Rate was to be calculated based upon the average of the Funds' current overnight repurchase agreement rate (the "FICASH Rate") and a benchmark rate representing the lowest bank loan rate available for borrowing by the Funds (such benchmark rate referred to herein as the "Bank Loan Rate").6 Because the IFL Rate under the IFL Order was designed to be advantageous to both borrowing and lending Funds, the IFL Program was expected to reduce the Funds' borrowing costs substantially and enhance their ability to earn higher rates of interest on investment of their short-term cash balances.

On October 16, 1996, the Commission issued an order under Sections 6(c) and 17(b) of the Act exempting Applicants from the provisions of Sections 12(d)(1)(A)(ii) and 17(a) of the Act and Rule 2a-7(c)(4)(i) and (ii), and under Rule 17d-1 in accordance with Section 17(d) and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to invest available cash balances in shares of one or more money market funds (the "Central Funds") that are advised by FMR Co. or another FMR entity.7

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5 Daily Money Fund, et al., Investment Company Act Release Nos. 17257 (Dec. 8, 1989) (notice) and 17303 (Jan. 11, 1990) (order).

6 The Boards of Trustees of the Funds establish periodically the method used to determine the Bank Loan Rate, which is designed to approximate the lowest rate available from banks on loans to the Funds. The Bank Loan Rate is currently set each day based on the average actual spread between the lowest quoted bank loan rate and the Federal Funds rate over the previous 60 days.

7 Daily Money Fund, et al., Investment Company Act Release Nos. 22236 (Sept. 20, 1996) (notice) and 22285 (Oct. 16, 1996) (order) (the "Central Funds Order").

On May 11, 1999, to facilitate the Funds' use of the IFL Program, the Applicants obtained an amended IFL Order (the "Amended Order"), which superseded the IFL Order.8 Specifically, the Amended Order eliminated a condition of the IFL Order that linked the amount a Fund could borrow through the IFL Program to the Fund's total net cash redemptions for the preceding seven days. The Amended Order also revised two conditions of the IFL Order to: (i) increase a Fund's limit on borrowings from all sources to 33 1/3% of its total assets (from 15%); and (ii) eliminate the limits on loans by Fund type imposed by the IFL Order to permit all Funds to lend up to 15% of their current net assets through the IFL Program. All other terms and conditions of the Amended Order, including the Rate Conditions, remained the same as those of the IFL Order.

On December 1, 1999, the Commission staff provided no-action relief to Applicants to, among other things, permit FMR to calculate the IFL Rate as the average of: (i) the higher of the overnight time deposit rate (the "OTD Rate") and the FICASH Rate; and (ii) Bank Loan Rate. FMR sought this relief as part of its contingency planning for the year 2000 to address the possible effects that the end of the millennium could have had on the financial markets. Based on the experience of operating the Funds pursuant to the no-action relief, FMR found that the OTD Rate was at times both higher than the overnight repurchase agreement rate and a more accurate indicator of the actual overnight investment rate available to lending Funds than the FICASH Rate. Accordingly, Applicants sought, and received from the Commission, the Current Order formally amending the IFL Rate formula as described above.

C. Current Operation of the IFL Program

A Fund is eligible to participate in the IFL Program if: (i) the Fund has obtained shareholder approval for its participation or, if such approval is not required by law, the Fund's prospectus and/or statement of additional information have disclosed at all times the possibility of the Fund's participation in the IFL Program upon receipt of requisite regulatory approvals; (ii) the Fund has fully disclosed all material information concerning the IFL Program in its prospectus and/or statement of additional information; and (iii) the Fund's participation in the IFL Program is consistent with its investment objective, fundamental investment limitations and organizational documents. Certain Funds may participate indirectly in the IFL Program through their investment in other Funds.

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8 Colchester Street Trust, et al., Investment Company Act Release Nos. 23787 (Apr. 15, 1999) (notice) and 23831 (May 11, 1999) (order).

All Funds whose investment policies and Board of Trustees permit may participate as potential borrowers and/or lenders in the IFL Program. The portfolio managers for any of the participating Funds may elect not to participate in the IFL Program, but, to date, no portfolio manager has chosen to opt out of the program, although certain managers have declined particular opportunities to lend. A Fund would not participate in the IFL Program as a lender unless it was also eligible to participate in FICASH. The money market Funds typically would not participate as borrowers because they rarely need to borrow cash to meet redemptions.

The Cash Management Services Department (the "Cash Management Department") of Fidelity Service Company, Inc. ("FSC"), the pricing and bookkeeping agent for certain of the Funds, administers the IFL Program together with the FICASH account and the Funds' bank loan arrangements. As in the case of FICASH, the Cash Management Department on each business day collects data on the uninvested available cash balances and borrowing requirements of all participating Funds from the Funds' custodians.9 The Cash Management Department, under the oversight of the Funds' Treasurer(s), allocates borrowing demand and cash available for lending among the Funds on an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to keep the number of transactions and associated administrative costs to a minimum.

On each business day, the Cash Management Department compares the IFL Rate with the OTD Rate and the FICASH Rate for that day (which reflects actual rates negotiated by FMR that day for FICASH) and the available borrowing rates quoted by at least three of the lending banks with which the Funds have loan agreements. Assuming the loan required exceeds the Board-approved threshold (currently $5 million), the Cash Management Department makes cash available to borrowing Funds only if the IFL Rate is more favorable to the lending Fund than both the OTD Rate and the FICASH Rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate. These procedures are supervised by the Funds' Treasurer(s).

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9 In the event of any future change in the organizational structure of FSC, the Cash Management Department will operate at all times under the supervision of the Funds' Treasurer(s) under procedures that will ensure that day-to-day borrowing and lending allocations continue to ultimately be made by persons other than the Funds' portfolio managers. The Applicants reserve the discretion to change the cash management procedures as described herein, but only in accordance with the terms and conditions in the Application. Any future change would be made without the influence of the Funds' portfolio managers.

The Funds currently have loan agreements with a number of banks. The agreements provide for extensions of credit of between $25 million and $1.5 billion. The lending banks are currently large banks of national standing. Generally, the size and prominence of banks able to make loans of this size ensure that the rates quoted to the Funds for loans will be representative of the available market rates. The Cash Management Department currently solicits daily rate quotes from a representative sample of all of the banks with which the Funds have loan agreements. On any day on which an interfund loan takes place, the Cash Management Department will obtain at least three such representative quotes from those banks which, on the basis of the facts and circumstances known at the time, it believes will offer loan interest rates as favorable to the borrowing Funds as comparable loans from the other banks with which one or more Funds have lending agreements. Applicants submit that these procedures have provided a high level of assurance that quoted rates are representative of the prevailing loan rates available from banks.

D. Proposed IFL Rate Calculation Methodology

The Current Order incorporates the OTD Rate in the IFL Rate calculation. Over time, however, Applicants' business purposes and operational preferences have rendered the use of the OTD Rate no longer necessary. To address this situation, Applicants request that the Rate Conditions of the Current Order be amended to eliminate the use of the OTD Rate in the IFL Rate calculation.

On each business day, the IFL Rate will be calculated as the average of: (i) the FICASH Rate; and (ii) the Bank Loan Rate. On each business day, the Cash Management Department will compare the IFL Rate to: (i) the FICASH Rate on that day; and (ii) all short-term borrowing rates quoted to any of the Funds by any bank with which a Fund has an uncommitted loan arrangement. Each day that a Fund borrows through the IFL Program, the Cash Management Department will request quotations from at least three of the banks with which the Funds have uncommitted loan arrangements. The Cash Management Department will make cash available for interfund loans only if the IFL Rate is more favorable to the lending Fund than the FICASH Rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate.

Accordingly, Applicants request that the Rate Conditions of the Current Order be deleted in their entirety and replaced with the following:

Condition 1

The IFL Rate to be charged to the Funds under the IFL Program will be the average of: (i) the FICASH Rate; and (ii) the Bank Loan Rate.

Condition 2

On each business day, the Cash Management Department will compare the IFL Rate set pursuant to the formula calculated as provided in Condition 1 to: (i) the FICASH Rate for a lending Fund on that day; and (ii) all short-term borrowing rates quoted to any of the Funds by any bank with which a Fund has an uncommitted loan arrangement. Each day that a Fund borrows through the IFL Program, the Cash Management Department will request quotations from at least three of the banks with which the Funds have uncommitted loan arrangements. The Cash Management Department will make cash available for interfund loans only if the IFL Rate is more favorable to the lending Fund than the FICASH Rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate.

II. STATUTORY PROVISIONS

Section 12(d)(1) of the Act prohibits any registered investment company (the "acquiring company") or any company or companies controlled by such acquiring company from purchasing any security issued by any other investment company (the "acquired company") if such purchase will result in the acquiring company or companies it controls owning in the aggregate: (i) more than 3% of the outstanding voting stock of the acquired company; (ii) securities issued by the acquired company with an aggregate value in excess of 5% of the value of the acquiring company's total assets; or (iii) securities issued by the acquired company and all other investment companies with an aggregate value in excess of 10% of the value of the acquiring company's total assets.

Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or an affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint, or a joint and several participant, unless permitted by Commission order upon application.

Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines "control" as "the power to exercise a controlling influence over the management or policies of a company" but excludes situations in which "such power is solely the result of an official position with such company."

Section 18(f)(1) of the Act prohibits open-end investment companies from issuing "any senior security ... except that any such registered company shall be permitted to borrow from any bank; provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company ...."

Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.

Section 17(b) of the Act generally provides that the Commission may exempt a proposed transaction from the provisions of Section 17(a) provided that (1) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, (2) the transaction is consistent with the policy of the investment company as recited in its registration statement, and (3) the transaction is consistent with the general purposes of the Act.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from and less advantageous than that of the other participants.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

III. DISCUSSION

A. General Analysis

The IFL Rate, as amended, would make it more likely that lending Funds will receive a market rate of return in excess of other market alternatives. Borrowing Funds would not be harmed because they could only use the IFL Program if the IFL Rate was lower than the lowest quoted bank loan rate. Applicants believe that the proposed modifications to the IFL Program will prove to be a more efficient means for achieving savings to the Funds in connection with their routine daily cash management activities and for providing the Funds with alternative sources of liquidity in times of substantial net redemption activity.

Interfund loans under the IFL Program, as modified by the proposed Rate Conditions, would continue to be on terms that are reasonable and fair to participating Funds, and the terms of the loans will eliminate opportunities for overreaching. The IFL Rate formula, as modified, is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in available and appropriate cash equivalents, and that borrowing Funds always incur lower borrowing costs than they otherwise would have paid under their existing uncommitted bank loan arrangements. Interfund loans would be made only when both of these conditions have been met. To satisfy these conditions, the Cash Management Department would, on each business day, compare the IFL Rate set pursuant to the proposed Rate Conditions to: (i) the FICASH Rate; and (ii) all short-term borrowing rates quoted to any of the Funds by any bank with which a Fund has an uncommitted loan arrangement. A Fund would participate in the IFL Program only if the IFL Rate on that day is higher than the FICASH Rate on that day and lower than the lowest quoted bank loan rate.

If the requested relief is granted, the IFL Program would not present potential conflicts of interest for the Applicants. FMR has no direct pecuniary interest in the administration of the IFL Program. As noted above, FMR would continue to administer the IFL Program together with the Funds' existing bank loan arrangements, the FICASH repurchase agreement facility and the Central Funds as part of the Funds' overall cash management program. FMR administers the cash management program under its Advisory Agreements and does not receive additional compensation from its administration of the IFL Program. Thus, FMR would continue to administer the IFL Program as a fiduciary.10

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10 FMR-affiliated companies may collect standard pricing and bookkeeping fees applicable to repurchase and lending transactions generally, including transactions effected through the IFL Program. Although current agreements with the Funds do not provide for transaction fees to FMR in connection with bank loans, such fees might be approved by the Funds' Trustees at some future date. Should this occur, the fees for interfund loan transactions would be no higher than those applicable for comparable bank loan transactions.

Moreover, the IFL Program would not involve any potential that one Fund might receive a preferential interest rate to the disadvantage of another Fund. Under the IFL Program, a lending Fund and a borrowing Fund would not negotiate interest rates between themselves, and FMR would not set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Trustees, which would be a function of the FICASH Rate and the current rates quoted by independent third-parties for short-term bank borrowing. All Funds participating in the IFL Program on any given day will receive the same rate. The use of an objective and verifiable formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

There also would be no realistic potential that one Fund portfolio manager might maintain or expand his Fund's uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for interfund lending and the amount of interfund borrowing demand would be determined by the Cash Management Department, which operates, and would continue to operate, under the oversight of the Funds' Treasurer(s), independently of the Funds' portfolio managers. As discussed earlier, the Cash Management Department accumulates data, and would continue to accumulate data, at least once on each business day, on the Funds' (i) total short-term borrowing needs to meet net redemptions, settle securities and to pay distributions and other obligations, and (ii) total uninvested available cash positions and desire to lend at that day's IFL Rate. The Cash Management Department would not solicit cash for the IFL Program from any Fund or disseminate total borrowing demand data to any portfolio manager. The Cash Management Department would allocate available cash to borrowing Funds on an equitable basis based on board-approved procedures. No portfolio manager would be able to direct that the Fund's cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans. A Fund, however, may decline to enter into a loan if it believes the loan is inconsistent with a Fund's portfolio strategy. Cash amounts remaining after satisfaction of borrowing demand are invested in FICASH or the Central Funds or are returned to be invested directly in accordance with the Funds' investment objectives, policies and limitations.

Second, as each portfolio manager's compensation is tied directly to the Fund's performance record in relation to an appropriate benchmark, it would be contrary to a portfolio manager's self-interest to jeopardize the Fund's performance in order to extend additional credit to other Funds. For money market Fund managers, even one or two basis points in yield can impact their performance-based compensation.

Third, a portfolio manager's decision regarding the amount of the Fund's uninvested cash balance would be unlikely to affect the ability of other Funds to obtain interfund loans. The Funds' aggregate uninvested cash balances, even during recent volatile market conditions, have far exceeded aggregate Fund borrowing demand. Thus, the Funds anticipate that, whenever the IFL Rate is higher than the FICASH Rate, there typically would be more cash available each day for interfund lending than demand from borrowing Funds. Although the Funds might, in rare instances, have extraordinary borrowing needs, the high asset coverage limitations of the IFL Program will continue to limit its use only to normal levels of Fund borrowing demand.

Because of (i) the very high asset coverage requirement for all interfund loans, (ii) the high quality and liquidity of the assets covering the loans, (iii) the requirement that before a Fund that has outstanding interfund loans may, through additional borrowings, cause its additional borrowings from all sources to exceed 10% of its total assets, the Fund would have to collateralize each outstanding interfund loan in an amount equal to 102% of the outstanding principal value of the loan, (iv) the requirement that if a lending bank requires collateral from a Fund, all interfund loans to the Fund will be similarly collateralized regardless of asset coverage level, (v) FMR verifies on an annual basis that all potential borrowing Funds present minimal credit risk, (vi) the ability to call interfund loans on any business day, and (vii) the trustees who are not interested persons of the Funds as defined in section 2(a)(19) of the Act ("Independent Trustees") have been able to exercise effective oversight of the IFL Program as administered by FMR to date, FMR expects that interfund loans made pursuant to the revised Rate Conditions will be equivalent in credit quality to other money-market instruments rated "first tier" by independent statistical rating organizations.

B. Sections 17(a)(3) and 21(b)

FMR Co., SAI or another FMR entity serves as the investment adviser or sub-adviser of each Fund and thus is an affiliated person of each Fund under the definition set forth in Section 2(a)(3) of the Act. Because the Funds either share a common investment adviser or have an investment adviser that is under common control with those of the other Funds, each Fund may be deemed to be under common control with all the other Funds, and, therefore, an affiliated person of those Funds. While not necessarily agreeing that the Funds are, in fact, affiliated persons of each other, Applicants seek an exemption from Sections 17(a)(3) and 21(b) of the Act, which respectively prohibit borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

1. The Terms of the Proposed Modifications Are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Involved

Applicants submit that the interfund loans subject to the proposed Rate Conditions will continue to be on terms that are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed above, the IFL Rate will be based on objective and verifiable standards. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to each of them.

Furthermore, because each Fund's daily borrowing demand or cash reserve is determined independently of any others, and all loan decisions would be aggregated by a separate Cash Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees, the operation of the IFL Program substantially eliminates the possibility of one Fund overreaching any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Trust's Board of Trustees, including the Independent Trustees, and the other conditions of the Order will continue to provide additional assurance that the transactions will be fair and reasonable, and free of overreaching.

2. The Proposed Modifications Will Be Consistent With the Policies Set Forth in the Funds' Registration Statements and the General Purposes of the Act

All borrowings and loans by the Funds under the proposed Rate Conditions will continue to be governed by their fundamental investment policies and limitations, including policies that limit Fund borrowings to those for temporary or emergency purposes and prohibit borrowing for investment or leverage. The current fundamental investment limitations of each Fund provide that the Fund may not lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements, or for certain of the Funds, to acquisitions of loans, loan participations or other forms of debt instruments.

The IFL Program, as modified by the proposed Rate Conditions, will also continue to be consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the Act. These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.11 The transactions permitted by the Current Order and those contemplated by the modified conditions sought by this Application do not raise such concerns because (i) FMR will administer the IFL Program as a fiduciary of the Funds, (ii) all loans made by any Fund to another Fund will consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or comparable short-term instruments either directly or through FICASH or the Central Funds, (iii) the interfund loans will not involve a significantly greater risk than such other available investments, (iv) the lending Fund will receive interest at a rate higher than it could obtain through such other available investments, and (v) the borrowing Fund will pay interest at a rate lower than otherwise available to it under its uncommitted bank loan arrangements.

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11 The affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

C. Sections 17(a)(1), 17(a)(2) and 12(d)(1)

As noted above, Applicants believe that the IFL Program does not involve transactions by any "affiliated persons" of a Fund. Applicants further submit that the IFL Program does not involve cash items or the issuance or sale of any "security" by a borrowing Fund to a lending Fund within the meaning of Sections 17(a)(1) or 12(d)(1) of the Act. However, the obligation of a borrowing Fund to repay an IFL Program loan could constitute a security as that term is defined in Section 2(a)(36) of the Act. Additionally, pursuant to conditions 3, 4 and 5, a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund's securities or other property for purposes of Section 17(a)(2).12 The Applicants seek through this Application to eliminate any possible questions concerning their participation in the IFL Program in accordance with the proposed modifications to the conditions.

Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the Act.

The primary purpose of Sections 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property, i.e., to prevent self-dealing.13 Because the IFL Rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the IFL Program on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund's daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Cash Management Department and matched on an equitable basis pursuant to procedures approved by the Board of Trustees of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

______________________________

12 See Rubin v. United States, 449 U.S. 424 (1981). See also Salomon Brothers Asset Management Inc., et. al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999) (notice) and 24222 (Dec. 28, 1999) (order).

13 See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an interfund loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is another Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an interfund loan will be available solely to secure repayment of such interfund loan.

Furthermore, Applicants submit that the IFL Program, subject to the requested modifications, does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company's acquisitions of securities issued by another investment company. The Section was intended to prevent: (i) acquiring funds from exercising undue influence over the management of acquired funds through the threat of large scale redemptions; (ii) the layering of fees and charges; and (iii) the creation of a complex pyramidal structure that would be confusing to investors. Through use of the IFL Program, no Fund could exercise undue influence over another, and no pyramiding could result. Moreover, there would be no duplicative costs or fees to the Funds or their shareholders. FMR would continue to administer the IFL Program under its Advisory Agreements with the Funds, and would receive no additional compensation for its services. Use of the IFL Program saves money for all the participating Funds, and increased use because of the proposed modifications to the conditions would save even more money.

D. Section 17(d) and Rule 17d-1 thereunder

Applicants also believe that the IFL Program as modified will not involve any "joint enterprise" with any affiliated person subject to Section 17(d) of the Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an exemption from these provisions to the extent they may be deemed applicable to the IFL Program.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders. For the same reasons discussed above with respect to Section 17(a), each Applicant's participation in the IFL Program, subject to the requested modifications to the conditions, will not involve overreaching or unfair advantage to any other Applicant. Furthermore, the IFL Program will continue to be consistent with the provisions, policies and purposes of the Act in that it will offer both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested modifications will be appropriate because, as previously discussed, each Fund will continue to have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and limitations. Thus, each Fund's participation in the IFL Program will continue to be on terms which are no different from or less advantageous than that of other participating Funds.

The concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not present because neither the Funds nor FMR have a material pecuniary incentive to cause the Funds to participate in the transaction.14 The IFL Program is operated by the Cash Management Department. Interfund loan opportunities are extended only if the IFL Rate is more favorable to a lending Fund than the FICASH Rate and more favorable to a borrowing Fund than the lowest quoted bank loan rate. In addition, the Cash Management Department would not solicit cash for the IFL Program from any Fund.

______________________________

14 See Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000).

E. Section 18(f)(1)

Applicants also request exemptive relief from Section 18(f)(1) of the Act to the limited extent necessary to employ the IFL Program (because the lending Funds are not banks). Section 18(f)(1) prohibits open-end investment companies from issuing "any senior security.... except that any such registered company shall be permitted to borrow from any bank; provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company." Applicants originally sought exemption from this provision only to the limited extent necessary to allow a Fund to borrow from other Funds subject to all the proposed conditions. Interfund borrowing will still require at least 300% asset coverage, and the Funds will remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

It was not Congress' intention in Section 18(f)(1) to limit all investment company borrowing exclusively to bank borrowing. Indeed, Section 18(g) specifically contemplates that investment companies may borrow from other persons. Because of the numerous conditions and substantial safeguards described in this Application, the Applicants submit that to continue to allow the Funds to borrow from other Funds subject to the requested modifications to the conditions is fully consistent with the purposes and policies of Section 18(f)(1) of the Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will further help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will further enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

For all the foregoing reasons, and subject to the modified conditions as listed below, the Applicants submit that the requested modifications to the conditions are necessary or appropriate in the public interest, consistent with the protection of investors and the policy and provisions of the Act, and meet the standards set forth in Sections 6(c), 12(d)(1)(J), 17(b) and 17(d) and in Rule 17d-1.

IV. REQUEST FOR MODIFICATIONS TO CONDITIONS

The Applicants seek an order under Section 6(c) of the Act granting an exemption from Sections 18(f) and 21(b), under Section 12(d)(1)(J) of the Act granting an exemption from Section 12(d)(1), under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3), and under Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint arrangements to allow them to participate in the IFL Program subject to the proposed modified conditions set forth below. Applicants agree that the requested order will be subject to the following conditions:

1. The IFL Rate to be charged to the Funds under the IFL Program will be the average of: (i) the FICASH Rate; and (ii) the Bank Loan Rate.

2. On each business day, the Cash Management Department will compare the IFL Rate set pursuant to the formula calculated as provided in Condition 1 to: (i) the FICASH Rate for a lending Fund on that day; and (ii) all short-term borrowing rates quoted to any of the Funds by any bank with which a Fund has an uncommitted loan arrangement. Each day that a Fund borrows through the IFL Program, the Cash Management Department will request quotations from at least three of the banks with which the Funds have uncommitted loan arrangements. The Cash Management Department will make cash available for interfund loans only if the IFL Rate is more favorable to the lending Fund than the FICASH Rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate.

3. If a Fund has outstanding borrowings, any interfund loans to the Fund (i) will be at an interest rate equal to or lower than any outstanding bank loan, (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the interfund loan agreement entitling the lending Fund to call the loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4. A Fund may make an unsecured borrowing through the IFL Program if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the credit facility only on a secured basis. A Fund could not borrow through the IFL Program or from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3% of its total assets.

5. Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding interfund loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding interfund loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding interfund loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding interfund loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition shall no longer be required. Until each interfund loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding interfund loan at least equal to 102% of the outstanding principal value of the interfund loan.

6. No Fund may lend to another Fund through the IFL Program if the loan would cause its aggregate outstanding loans through the IFL Program to exceed 15% of the lending Fund's current net assets at the time of the loan.

7. A Fund's interfund loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8. The duration of interfund loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9. Each interfund loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

10. A Fund's participation in the IFL Program must be consistent with its investment objectives and limitations and organizational documents. No Fund may borrow through the IFL Program unless the Fund has a fundamental policy that prevents the Fund from borrowing for other than temporary or emergency purposes (and not for leveraging), except that certain Funds may engage in reverse repurchase agreements for any purpose.

11. The Cash Management Department will calculate total Fund borrowing and lending demand through the IFL Program, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Cash Management Department will not solicit cash for the IFL Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. Cash amounts remaining after satisfaction of borrowing demand will be invested in FICASH or Central Funds or will be returned to be invested directly by the portfolio managers of the Funds.

12. FMR will monitor the IFL Rate and the other terms and conditions of the interfund loans and will make a quarterly report to the Boards of Trustees concerning the participation of the Funds in the IFL Program and the terms and other conditions of any extensions of credit under the credit facility.

13. Each Fund's Board of Trustees, including a majority of the Independent Trustees, will:

(a) review, no less frequently than quarterly, each Fund's participation in the IFL Program during the preceding quarter for compliance with the conditions of any order permitting such transactions,

(b) establish the Bank Loan Rate formula used to determine the interest rate on interfund loans, and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula, and

(c) review, no less frequently than annually, the continuing appropriateness of each Fund's participation in the IFL Program.

14. In the event an interfund loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund loan agreement, FMR will promptly refer such loan for arbitration to an independent arbitrator selected by the Board of Trustees of each Fund involved in the loan who will serve as arbitrator of disputes concerning interfund loans.15 The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Boards setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

15. Each Fund will maintain and preserve, for a period of not less than six years from the end of the fiscal year in which any transaction by it under the IFL Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the IFL Rate, the rate of interest available at the time on overnight repurchase agreements and commercial bank borrowings, and such other information presented to the Fund's Board of Trustees in connection with the review required by the Conditions 12 and 13.

16. Each Fund's independent auditors, in connection with their audit examination of the Fund, will review the operation of the IFL Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR. Applicants will report on the operations of the IFL Program at the Trustees' meetings on a quarterly basis.

17. No Fund will be permitted to participate in the IFL Program unless the Fund has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

______________________________

15 If the dispute involves Funds with different Boards of Trustees, the respective Board of Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

V. CONCLUSION

For the foregoing reasons, the Applicants submit that transactions conducted subject to the proposed modified conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Applicants and with the general purposes of the Act. The Funds also submit that their participation in the IFL Program would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is no different from, or less advantageous than, that of other participating Funds.

VI. AUTHORIZATION

Each Fund states that, under its organizational documents, responsibility for the management of its affairs and business is vested in its Trustees. FMR Co. and SAI state that the responsibility for the management of their affairs and business is vested in their respective Boards of Directors and officers. Applicants represent that the undersigned individuals are authorized to file this Application pursuant to SAI and FMR Co.'s articles of incorporation and the Funds' organizational documents, and have filed this Application on behalf of the Funds pursuant to resolutions adopted by each Fund's Board of Trustees.

The verifications required by Rule 0-2(d) are attached as Exhibits A, B, C and D to this Application.

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FIDELITY ABERDEEN STREET TRUST
FIDELITY ADVISOR SERIES I
FIDELITY ADVISOR SERIES II
FIDELITY ADVISOR SERIES IV
FIDELITY ADVISOR SERIES VII
FIDELITY ADVISOR SERIES VIII
FIDELITY BEACON STREET TRUST
FIDELITY BOYLSTON STREET TRUST
FIDELITY CALIFORNIA MUNICIPAL TRUST
FIDELITY CALIFORNIA MUNICIPAL TRUST II
FIDELITY CAPITAL TRUST
FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC
FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC
FIDELITY CHARLES STREET TRUST
FIDELITY COLCHESTER STREET TRUST
FIDELITY COMMONWEALTH TRUST
FIDELITY CONCORD STREET TRUST
FIDELITY CONTRAFUND
FIDELITY COURT STREET TRUST
FIDELITY COURT STREET TRUST II
FIDELITY COVINGTON TRUST
FIDELITY DESTINY PORTFOLIOS
FIDELITY DEVONSHIRE TRUST
FIDELITY FINANCIAL TRUST
FIDELITY GARRISON STREET TRUST
FIDELITY HANOVER STREET TRUST
FIDELITY HASTINGS STREET TRUST
FIDELITY HEREFORD STREET TRUST
FIDELITY INCOME FUND
FIDELITY INVESTMENT TRUST
FIDELITY MAGELLAN FUND
FIDELITY MASSACHUSETTS MUNICIPAL TRUST
FIDELITY MONEY MARKET TRUST
FIDELITY MT. VERNON STREET TRUST
FIDELITY MUNICIPAL TRUST
FIDELITY MUNICIPAL TRUST II
FIDELITY NEW YORK MUNICIPAL TRUST
FIDELITY NEW YORK MUNICIPAL TRUST II
FIDELITY NEWBURY STREET TRUST
FIDELITY OXFORD STREET TRUST
FIDELITY PHILLIPS STREET TRUST
FIDELITY PURITAN TRUST
FIDELITY REVERE STREET TRUST
FIDELITY SALEM STREET TRUST
FIDELITY SCHOOL STREET TRUST
FIDELITY SECURITIES FUND
FIDELITY SELECT PORTFOLIOS
FIDELITY SUMMER STREET TRUST
FIDELITY TREND FUND
FIDELITY UNION STREET TRUST

FIDELITY UNION STREET TRUST II
VARIABLE INSURANCE PRODUCTS FUND
VARIABLE INSURANCE PRODUCTS FUND II
VARIABLE INSURANCE PRODUCTS FUND III
VARIABLE INSURANCE PRODUCTS FUND IV
VARIABLE INSURANCE PRODUCTS FUND V

Date: May 11, 2012	By: /s/ Scott C. Goebel
Scott C. Goebel Secretary

FIDELITY COMMONWEALTH TRUST II

Date: May 11, 2012	By: /s/ Kenneth B. Robins
Kenneth B. Robins Treasurer

FIDELITY MANAGEMENT & RESEARCH COMPANY

Date: May 11, 2012	By: /s/ Scott C. Goebel
Scott C. Goebel Senior Vice President, Secretary and General Counsel

STRATEGIC ADVISERS, INC.

Date: May 11, 2012	By: /s/ Suzanne Brennan
Suzanne Brennan Chief Operating Officer

CERTIFICATION

I, Scott C. Goebel, do hereby certify that (i) I am the duly elected and qualified Secretary of Fidelity Aberdeen Street Trust; Fidelity Advisor Series I; Fidelity Advisor Series II; Fidelity Advisor Series IV; Fidelity Advisor Series VII; Fidelity Advisor Series VIII; Fidelity Beacon Street Trust; Fidelity Boylston Street Trust; Fidelity California Municipal Trust; Fidelity California Municipal Trust II; Fidelity Capital Trust; Fidelity Central Investment Portfolios LLC; Fidelity Central Investment Portfolios II LLC; Fidelity Charles Street Trust; Fidelity Colchester Street Trust; Fidelity Commonwealth Trust; Fidelity Concord Street Trust; Fidelity Contrafund; Fidelity Court Street Trust; Fidelity Court Street Trust II; Fidelity Covington Trust; Fidelity Destiny Portfolios; Fidelity Devonshire Trust; Fidelity Financial Trust; Fidelity Garrison Street Trust; Fidelity Hanover Street Trust; Fidelity Hastings Street Trust; Fidelity Hereford Street Trust; Fidelity Income Fund; Fidelity Investment Trust; Fidelity Magellan Fund; Fidelity Massachusetts Municipal Trust; Fidelity Money Market Trust; Fidelity Mt. Vernon Street Trust; Fidelity Municipal Trust; Fidelity Municipal Trust II; Fidelity New York Municipal Trust; Fidelity New York Municipal Trust II; Fidelity Newbury Street Trust; Fidelity Oxford Street Trust; Fidelity Phillips Street Trust; Fidelity Puritan Trust; Fidelity Revere Street Trust; Fidelity Salem Street Trust; Fidelity School Street Trust; Fidelity Securities Fund; Fidelity Select Portfolios; Fidelity Summer Street Trust; Fidelity Trend Fund; Fidelity Union Street Trust; Fidelity Union Street Trust II; Variable Insurance Products Fund; Variable Insurance Products Fund II; Variable Insurance Products Fund III; Variable Insurance Products Fund IV; and Variable Insurance Products Fund V (each a "Fund"), each of which has executed the attached Third Amended and Restated Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 ("1940 Act") for an exemption from the provisions of Sections 18(f) and 21(b) of the 1940 Act, pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from the provisions of Section 12(d)(1) of the Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act for an order permitting certain joint transactions, and (ii) the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of each Fund duly convened and held on May 20, 2009, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously

VOTED: That any officer of the Fund, or Scott C. Goebel as Secretary thereof, be, and each hereby is, authorized to prepare, or caused to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the 1940 Act, including amendments to any existing orders previously granted by the Securities and Exchange Commission, as may be necessary to permit the Fund to lend to and borrow cash from other Fidelity funds at rates determined in accordance with the terms of any such order granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have set my hand this 11th day of May, 2012.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	/s/ Scott C. Goebel
Scott C. Goebel Secretary

CERTIFICATION

I, Marc Bryant, do hereby certify that I am the duly elected and qualified Secretary of Fidelity Commonwealth Trust II (the "Trust"), which has executed the attached Third Amended and Restated Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 ("1940 Act") for an exemption from the provisions of Sections 18(f) and 21(b) of the 1940 Act, pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from the provisions of Section 12(d)(1) of the Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act for an order permitting certain joint transactions, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of the Trust duly convened and held on June 4, 2009, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously

VOTED: That any officer of the Funds of the Trust, or Steve Fisher as Secretary thereof, be, and each hereby is, authorized to prepare, or caused to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, including amendments to any existing orders previously granted by the Securities and Exchange Commission, as may be necessary to permit the Fund to lend to and borrow cash from other Fidelity funds at rates determined in accordance with the terms of any such order granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have set my hand this 11th day of May, 2012.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	/s/ Marc Bryant
Marc Bryant Secretary

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached Third Amended and Restated Application for an Order of the Securities and Exchange Commission dated May 11, 2012 for and on behalf of Fidelity Aberdeen Street Trust; Fidelity Advisor Series I; Fidelity Advisor Series II; Fidelity Advisor Series IV; Fidelity Advisor Series VII; Fidelity Advisor Series VIII; Fidelity Beacon Street Trust; Fidelity Boylston Street Trust; Fidelity California Municipal Trust; Fidelity California Municipal Trust II; Fidelity Capital Trust; Fidelity Central Investment Portfolios LLC; Fidelity Central Investment Portfolios II LLC; Fidelity Charles Street Trust; Fidelity Colchester Street Trust; Fidelity Commonwealth Trust; Fidelity Concord Street Trust; Fidelity Contrafund; Fidelity Court Street Trust; Fidelity Court Street Trust II; Fidelity Covington Trust; Fidelity Destiny Portfolios; Fidelity Devonshire Trust; Fidelity Financial Trust; Fidelity Garrison Street Trust; Fidelity Hanover Street Trust; Fidelity Hastings Street Trust; Fidelity Hereford Street Trust; Fidelity Income Fund; Fidelity Investment Trust; Fidelity Magellan Fund; Fidelity Massachusetts Municipal Trust; Fidelity Money Market Trust; Fidelity Mt. Vernon Street Trust; Fidelity Municipal Trust; Fidelity Municipal Trust II; Fidelity New York Municipal Trust; Fidelity New York Municipal Trust II; Fidelity Newbury Street Trust; Fidelity Oxford Street Trust; Fidelity Phillips Street Trust; Fidelity Puritan Trust; Fidelity Revere Street Trust; Fidelity Salem Street Trust; Fidelity School Street Trust; Fidelity Securities Fund; Fidelity Select Portfolios; Fidelity Summer Street Trust; Fidelity Trend Fund; Fidelity Union Street Trust; Fidelity Union Street Trust II; Variable Insurance Products Fund; Variable Insurance Products Fund II; Variable Insurance Products Fund III; Variable Insurance Products Fund IV; and Variable Insurance Products Fund V (each a "Fund"); that he is the Secretary of each Fund; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	/s/ Scott C. Goebel
Scott C. Goebel Secretary

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Third Amended and Restated Application for an Order of the Securities and Exchange Commission dated May 11, 2012 for and on behalf of Fidelity Commonwealth Trust II (the "Trust"); that he is the President and Treasurer of the Trust; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	/s/ Kenneth B. Robins
Kenneth B. Robins President and Treasurer

EXHIBIT C

VERIFICATION

The undersigned states that he has duly executed the attached Third Amended and Restated Application for an Order of the Securities and Exchange Commission dated May 11, 2012 for and on behalf of the Fidelity Management & Research Company ("FMR Co."); that he is the Senior Vice President, Secretary and General Counsel of FMR Co.; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	/s/ Scott C. Goebel
Scott C. Goebel Senior Vice President, Secretary and General Counsel

EXHIBIT D

VERIFICATION

The undersigned states that she has duly executed the attached Third Amended and Restated Application for an Order of the Securities and Exchange Commission dated May 11, 2012 for and on behalf of Strategic Advisers, Inc. ("SAI"); that she is the Chief Operating Officer of SAI; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	/s/ Suzanne Brennan
Suzanne Brennan Chief Operating Officer